UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)
Financial statements, including statements of net assets available for benefits as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)
Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year).  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Roy R. Centrella
Roy R. Centrella
Senior Vice President/
Chief Financial Officer
Southwest Gas Corporation

Dated:  June 26, 2015

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2014 AND 2013 AND
FOR THE YEAR ENDED DECEMBER 31, 2014

Report of Independent Registered Public Accounting Firm

To the Administrator of Southwest Gas Corporation Employees' Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Phoenix Arizona
June 26, 2015

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets:
Investments at fair value (see Notes 2 and 7)	$399,532,894	$391,826,831
Notes receivable from participants (see Note 2)	7,690,818	8,347,007
Other receivables (see Note 2)	934,539	36,892
Receivable from employer	51,021	37,568
Total assets	408,209,272	400,248,298

Net assets available for benefits	$408,209,272	$400,248,298

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2014
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$7,996,917
Interest and dividends	21,399,965
Net investment income	29,396,882

Interest on participant loans	414,935

Contributions:
Participant	15,016,731
Employer	4,660,607
19,677,338

Other income	115,000
Net additions	49,604,155

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	41,591,976
Other expenses	51,205
Net deductions	41,643,181

Net increase in net assets available for benefits	7,960,974

Net assets available for benefits:
Beginning of year	400,248,298
End of year	$408,209,272

The accompanying notes are an integral part of this statement.

(1)   Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).  New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate.

The ESOP invests primarily in qualifying employer securities.  The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k).  The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6).  The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

Contributions

Participants may contribute from 2% to 60% of their annual base wages.  However, contributions may not exceed amounts promulgated by the Internal Revenue Code.  The Company contributes to the Plan an amount equal to 50% of a participant’s contribution.  The Company’s maximum contribution is 3.5% of a participant’s annual base compensation.  Deferral percentages elected by participants are also applied to overtime earnings, however they are not matched by the Company.

Participants’ Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company.  The portion contributed by the participant is invested in the various funds according to the direction of the participant.  The Company contributions are initially deposited in the Southwest Gas Stock Fund, but participants may immediately transfer Company matching contributions between and among other available funds.  Upon attaining age 50, participants were able to elect to invest future Company matching contributions directly in any available fund.  Beginning in January 2015, all employees, regardless of age, will be able to choose investment options for the Company matching contributions.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service.  Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Southwest Gas stock with respect to which the dividend is paid.  The following table shows the vesting schedule of Company contributions and the earnings thereon other than dividends on the Southwest Gas Stock Fund.

Vested
Years of Service	Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, attainment of age 65, or total disability of a participant, or Plan termination, Company contributions become fully vested irrespective of the years of service.Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio.  For the years ended December 31, 2014 and 2013, forfeitures of non-vested accounts reallocated to participants were approximately $44,000 and $21,000, respectively.

Notes Receivable from Participants (Participant Loans)

The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan.  Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent.  At December 31, 2014, all outstanding loans had an annual interest rate of 5.25% maturing through 2019.  Principal and interest payments on a participant’s loan will be credited to the participant’s contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account as soon as practicable following termination of employment.  Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares.  A participant may apply to the Plan Committee to request a single lump sum payment in cash for the value of the Company’s common stock otherwise distributable to the participant.  Lump sum distributions from other funds will be paid in cash.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later.  If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled-over into an Individual Retirement Account (“IRA”).  If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll-over the account into an IRA.  A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan.  Beneficiaries of a participant have no more than five years after the participant’s death to request payment.

A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion.  The Company paid all Plan expenses, except loan origination and maintenance fees, during 2014.  Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2014 were $51,205.

Other Income

The Plan participates in Fidelity’s revenue credit program which allows the Plan sponsor to apply credits received to pay for ERISA qualified expenses and/or allocate credits to participants via the Plan-level pro-rata method. These revenue credits qualify as parties-in-interest transactions for which a statutory exemption exists.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.

(2)   Summary of Accounting Policies

The following information describes the Plan’s accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas stock fund.  When buying Company stock, the stock purchase will be processed on the trade date in real-time pricing.  When selling Company stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice).  Exchanges in and out of Company stock are generally reflected in participant accounts the day following the trade date.  Contributions, loans, and withdrawals involving Company stock are not subject to real-time trading.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2014 or 2013.

Other Receivables

Other receivables consist primarily of unsettled trades.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(3)   Investments

Investments representing 5% or more of Plan net assets are:

	December 31,
	2014	2013
Southwest Gas Corporation Common Stock
(1,633,799 and 1,778,284 shares, respectively)	$100,985,127	$99,423,880
Fidelity Contrafund Class K
(683,622 and 703,079 shares, respectively)	66,926,634	67,544,770
Fidelity Institutional Money Market Fund
(30,381,676 and 32,974,960 shares, respectively)	30,381,676	32,974,960
Fidelity Low-Priced Stock Fund Class K
(569,693 and 585,622 shares, respectively)	28,598,600	28,941,424
Fidelity Freedom 2020 Fund Class K
(1,940,664 and 1,730,749 shares, respectively)	27,635,057	25,753,541

During 2014, Plan investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Southwest Gas Corporation common stock	$9,748,380
Mutual funds	(1,751,463)
$7,996,917

(4)   Related-Party and Party-In-Interest Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest.  Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan.  These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists.  During the year ended December 31, 2014, the Plan made purchases of approximately $18.4 million and sales (including distributions) of approximately $26.6 million of Company common stock.  Participant loans qualify as party-in-interest transactions.  At December 31, 2014 and 2013, participant loans were $7,690,818 and $8,347,007, respectively.  Fees paid by participants to the Trustee for administrative services were $51,205 for the year ended December 31, 2014.  The following table represents investments held by related parties:

December 31,	2014	2013
Southwest Gas Corporation	$100,985,127	$99,423,880
Fidelity Management Trust Company	210,972,680	203,728,473
	$311,957,807	$303,152,353

(5)   Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time.  Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(6)   Federal Income Taxes

In September 2013, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) stating that the Plan, amended and restated effective January 1, 2010, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since January 1, 2010, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions and in May 2015, the Plan was notified by the IRS that an examination would be conducted for Plan year 2013.  Such examination is ongoing through the date of this report.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)   Fair Value Measurements

U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability.  The three levels of the fair value hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Plan provides for investments in various investment securities including common stock of the Company. The assets held by the Plan, excluding temporary cash investments, are traded in active exchange markets; their estimated fair values were determined at December 31, 2014 using published market closing prices.  Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end.  There have been no changes in fair value methodologies used at December 31, 2014.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value.

Level 1 - Quoted Prices in Active Markets for Identical Financial Assets
	December 31, 2014	December 31, 2013
Assets at fair value:
Mutual funds:
Equity
Large capitalization	$94,977,907	$93,247,751
Medium capitalization	28,598,600	28,941,424
Small capitalization	28,151,737	30,723,043
International	11,147,756	12,500,231
Equity and bond/life cycle
Retirement dates 2000 - 2020	47,403,219	45,667,724
Retirement dates 2025 - 2040	28,784,966	23,221,062
Retirement dates 2045 - 2055	6,236,748	4,400,617
Fidelity Freedom Income Fund	2,639,005	975,295
Bond	20,224,556	19,748,471
Money market mutual fund	30,381,676	32,975,916
	298,546,170	292,401,534
Southwest Gas Corporation common stock	100,985,127	99,423,880
Temporary cash investments	1,597	1,417
Total level 1 assets	$399,532,894	$391,826,831

In the table above, certain asset amounts for December 31, 2013 were reclassified in order to present the prior-year information on a basis comparable with the current year’s presentation, with no impact to assets at fair value overall.  No assets fell within Level 2 or 3 of the fair value hierarchy.

The mutual funds and Southwest Gas Corporation common stock held by the Plan are listed and regularly traded on a national securities exchange.  The values of mutual funds are generally determined based on the NAV of the funds, that is, the total value of the securities in the funds less the amount of any liabilities outstanding, the result of which is divided by the fund shares outstanding.  The funds are traded at the NAV, which is determined once each day.  Southwest Gas Stock is traded in real time. The values in the above table were based on pricing as of the last business day of the calendar year.

Large Capitalization – The large capitalization funds invest primarily in value and growth stocks of U.S. and foreign issuers.  Two of the funds select investments by analyzing each issuer’s financial condition and industry position, as well as market and economic conditions, while the other uses a “passive management” approach to replicate the Standard & Poor’s 500 Index.

Medium Capitalization – The medium capitalization fund invests primarily in common stocks.  At least 80% of assets held are in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies.  Investments are made using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions.

Small Capitalization – The small capitalization funds invest primarily in equity securities of small companies, typically common stocks.  One fund invests in undervalued stocks with market capitalization similar to companies within a value index.  The other fund invests in small companies with the capability to become larger companies.

International - The international fund invests predominantly in the stocks of companies located outside the United States and is expected to diversify its assets across developed and emerging markets in Europe, the Far East, and Latin America.  In selecting stocks, the funds advisors evaluate foreign markets around the world and choose large, medium and small capitalization companies considered to have above average growth potential.  The fund uses multiple investment advisors.

Equity and Bond/Life Cycle Funds - The equity and bond/life cycle funds include a combination of underlying equity, fixed-income, and short-term funds using an asset allocation strategy appropriate for specific retirement dates.  As the retirement date approaches, the asset allocation strategy becomes increasingly conservative. Ultimately, each life cycle fund will merge with the Freedom K Income Fund.

Bond - The bond fund employs a “passive management” or indexing investment approach designed to track the performance of the Barclays Capital Aggregate Bond Index.  This index represents a wide spectrum of public, investment-grade, taxable, and fixed income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

Money Market - The money market mutual fund invests in United States dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements and potentially enters into reverse purchase agreements, with more than 25% of total assets in the financial services industry.  The investing is in compliance with industry-standard requirements for money market funds for the quality, maturity, and diversification of investments.

The investment objectives and strategies for the Plan are designed to provide a diversified group of investments offering competitive levels of yield and prudent assumptions of investment risk, to enhance capital and maintain liquidity.

(8)   Subsequent Events

Management of the Plan monitors events occurring after the Statement of Net Assets Available for Benefits date and through the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.

			SCHEDULE I

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720

	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2014

	Identity and Description of	Number of	Current
	Investment	Shares	Value

*	Southwest Gas Corporation Common Stock	1,633,799	$100,985,127

	Brown Capital Management, Inc. Small Company Institutional Fund	183,014	13,211,790

	Vanguard Institutional Index Fund	85,140	16,063,414

	Eaton Vance Large Cap Value I	637,991	11,987,859

*	Fidelity Contrafund Class K	683,622	66,926,634

*	Fidelity Freedom 2005 Fund Class K	26,695	346,237

*	Fidelity Freedom 2010 Fund Class K	306,206	4,041,920

*	Fidelity Freedom 2015 Fund Class K	1,130,883	15,380,005

*	Fidelity Freedom 2020 Fund Class K	1,940,664	27,635,057

*	Fidelity Freedom 2025 Fund Class K	669,930	9,955,166

*	Fidelity Freedom 2030 Fund Class K	603,353	9,152,864

*	Fidelity Freedom 2035 Fund Class K	264,295	4,125,646

*	Fidelity Freedom 2040 Fund Class K	354,715	5,551,290

*	Fidelity Freedom 2045 Fund Class K	205,060	3,293,267

*	Fidelity Freedom 2050 Fund Class K	140,490	2,271,730

*	Fidelity Freedom 2055 Fund Class K	56,450	671,751

*	Fidelity Freedom Income Fund Class K	222,889	2,639,005

*	Fidelity Low-Priced Stock Fund Class K	569,693	28,598,600

*	Fidelity Institutional Money Market Fund	30,381,676	30,381,676

	Vanguard Total Bond Market Index Institutional Shares	1,860,563	20,224,321

*	Fidelity U.S. Government Reserve	235	235

	Vanguard International Growth Fund Admiral Shares	162,812	11,147,756

	Victory Integrity Small Cap Value Class R6 Fund	441,618	14,939,947

*	Temporary Cash Investments		1,597
			399,532,894

*	Participant Loans (with interest at a rate of 5.25%)		7,690,818

			$407,223,712

	* A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-155581) of Southwest Gas Corporation of our report dated June 26, 2015 relating to the financial statements and supplemental schedule of Southwest Gas Corporation Employees' Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 26, 2015